SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File number      1-448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mestek, Inc. Retirement Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mestek, Inc.

260 North Elm Street

Westfield, Massachusetts 01085

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 1, 2006                                                                  /s/: Stephen M. Shea

Stephen M. Shea
Senior Vice President-Finance

Mestek, Inc. Retirement Savings Plan

Financial Statements

and

Supplemental Schedule

Years Ended December 31, 2005 and 2004

MESTEK, INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2005 and 2004

MESTEK, INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2005 and 2004

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Mestek, Inc. Retirement Savings Plan

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for plan benefits of Mestek, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VITALE, CATURANO & COMPANY, LTD.

August 29, 2006

Boston, Massachusetts

MESTEK, INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004

ASSETS
Investments, at fair value, at quoted market prices:
Mestek, Inc. common stock.	$34,903	$35,785
Omega Flex, Inc. common stock	24,884	---
Registered investment companies:
American Century Investments Small Cap Value Fund	1,265,991	1,093,047
American Century Investments Equity Index Fund	1,745,986	1,653,007
American Century Investments Large Company Value Fund	1,262,694	1,382,858
Columbia Acorn Fund	1,422,390	1,307,747
PIMCO Total Return Fund	673,115	648,937
Templeton Foreign Fund	632,334	529,632
The Growth Fund of America, Inc.	363,175	433,623
Barclays Global Investors Lifepath Retirement Fund	57,327	21,316
Barclays Global Investors Lifepath 2010 Fund	31,615	28,028
Barclays Global Investors Lifepath 2020 Fund	498,750	466,372
Barclays Global Investors Lifepath 2030 Fund	44,634	24,914
Barclays Global Investors Lifepath 2040 Fund	91,895	46,065
	8,149,693	7,671,331
Investments, at estimated fair value:
Common/collective trust:
American Century Stable Asset Fund	9,363,211	9,026,642

Participant loans	819,919	918,507

Total investments	18,332,823	17,616,480

Interest bearing cash	---	211

Receivables
Participants’ contributions	17,882	12,104
Employer’s contributions	3,687	4,423
Total receivables	21,569	16,527

Net assets available for plan benefits	$18,354,392	$17,633,218

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of registered investment companies	$529,348	$816,699
Net appreciation (depreciation) in fair value of common stocks	14,305	(2,084)
Net appreciation in fair value of pooled separate accounts	---	119,296
Interest income on participant loans	52,715	48,431
Interest and dividend income	333,646	290,806
	930,014	1,273,148

Contributions:
Participants	1,020,064	1,043,088
Employer	409,940	420,756
Rollover	8,012	1,431
	1,438,016	1,465,275

Total additions	2,368,030	2,738,423

Deductions from net assets attributed to:
Benefits paid to participants	1,298,663	1,092,888
Administrative expenses	6,466	8,211

Total deductions	1,305,129	1,101,099

Net increase prior to transfers between other qualified plans	1,062,901	1,637,324

Transfer from Mestek, Inc. Savings and Retirement Plan	8,998	38,459
Transfer to Mestek, Inc. Savings and Retirement Plan	(350,725)	(10,039)

Net increase	721,174	1,665,744

Net assets available for plan benefits:
Beginning of year	17,633,218	15,967,474

End of year	$18,354,392	$17,633,218

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN

The following description of Mestek, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as of June 1, 1984. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a defined contribution plan established for the benefit of the employees of Mestek, Inc. (“the Company”) who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements. From time to time, participants may change employment status between union and non-union. In these situations, participant balances may transfer between the Plan and the Mestek, Inc. Savings and Retirement Plan, a plan for non-union participants sponsored by the Company.

Company Stock

In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. “Company Stock” to be included as an investment option. The term “Company Stock” includes shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a “qualifying equity security” as defined by ERISA. Assets of the Plan may be invested in “Company Stock” subject to certain limitations posed by ERISA or other regulatory agencies, such as the Securities and Exchange Commission.

On August 1, 2005, Mestek, Inc. distributed to its shareholders all of the common stock that Mestek, Inc. owned in Omega Flex, Inc. Any Plan participant who had Mestek, Inc. shares of common stock included in their personal participant account was provided one share of Omega Flex stock for each share of Mestek, Inc. stock held.

Participant Contributions

Participants may elect to have up to fifty percent of their eligible compensation, as defined (Plan Compensation), withheld up to the maximum allowed by the Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their Plan compensation each year, subject to certain limitations.

Eligible participants who have attained age 50 before the close of the calendar year may also make so-called “catch-up” contributions up to the dollar amount of the catch-up permitted for the year by the Code.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN ...continued

Employer Contributions

The Company contributes differing amounts depending upon the division’s collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:

Division	Agreement

Mestek, Inc. - Vulcan Radiator, Corp.

Effective June 1, 1999, employees hired prior to June 1, 1984, receive $.35/hour. The contribution amount was changed to $.45/hr after June 11, 2002, and $.50/hr after June 11, 2005, for the total hours worked per week.

Effective June 1, 1999, employees hired after May 31, 1984 and before June 1, 1990, receive $.30/hour. The contribution amount was changed to $.40/hr after June 11, 2002, and $.45/hr after June 11, 2005, for the total hours worked per week.

Effective June 1, 1999, employees hired after May 31, 1990, and before June 1, 1993 receive $.25/hour. The contribution amount was changed to $.35/hr after June 11, 2002, and $.40/hr after June 11, 2005, for the total hours worked per week.

Effective June 1, 1999, employees hired after May 31, 1993 and before June 1, 1999 receive $.20/hour. The contribution amount changed to $.30/hr after June 11, 2002, and $.35/hr after June 11, 2005, for the total hours worked per week.

For all employees hired after May 31, 1999, the Company matches 25% of the elective deferral, for the first 4% of Plan compensation contributed by the participant.

An employee shall receive an additional $.05/hour for each hour worked after he/she reaches their 60th birthday. The first pay period will begin the month after the employee’s 60th birthday.

Any employee hired before June 1, 1999, with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of his/her Plan compensation to the plan, shall be eligible for a 1% of Plan compensation additional matching contribution from the Company.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN ...continued

Employer Contributions...continued

Division	Agreement

Mestek, Inc. - Bradner	Effective August 1, 1991, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Mestek, Inc. - Wyalusing	Effective October 1, 1995, employees hired before October 1, 1992 receive $.45/hour for each hour worked.

Employees hired after September 30, 1992, and before October 1, 1995 receive $.20/hour for each hour worked.

Employees hired after September 30, 1995, receive $.12/hour for each hour worked.

Employees hired after September 30, 1995 shall not be eligible for participation until completing their probationary period. Upon attaining seniority status, as defined, the employee shall receive the Company’s contribution retroactive to the 30th day of work.

In addition, effective October 1, 2000, the Company matches 25% of the elective deferral for the first 4% of Plan compensation contributed by the participant.

Mestek, Inc. - Dallas	Effective August 1, 2000, eligible employees hired prior to August 1, 2000 receive $.15/hour worked, provided such employee has completed one year of service.

Effective August 1, 2000, the Company matches 25% of the elective deferral for the first 6% of Plan compensation contributed by the participant.

Mestek, Inc. - Waldron	Effective April 1, 1991, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Mestek, Inc. - Dundalk	Effective September 1, 1991, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN ...continued

Employer Contributions...continued

Division	Agreement

Mestek, Inc. - Wrens	Effective March 1, 1995, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Air Clean Damper	Effective June 1, 1999, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Pacific Air Balance (PABI)	Effective October 1, 1997, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Effective April 1, 2002, employees hired prior to October 1, 1980 receive $.35/hr.

Effective April 1, 2002, employees hired between October 1, 1980 and October 1, 1984 receive $.20/hr.

Effective April 1, 2002, employees hired between October 1, 1984 and September 30, 1988 receive $.10/hr.

Effective April 1, 2002 employees hired after October 1, 1988 receive $.05/hr.

Anemostat

Effective July 12, 2000, any employee with one year or more seniority, as defined, who voluntarily contributes 4% or more (pre-tax) of his/her Plan compensation to the plan, shall be eligible for a 1% of Plan compensation matching contribution from the Company.

Met-Coil - Iowa Precision	Effective June 1, 2003, employees receive $1.30/hr for each hour worked.

Met-Coil - Lockformer	Effective November 1, 2001, only employee deferrals are allowed. There is no Company contribution. The plan was closed to these employees on December 31, 2005.

Louvers and Dampers	Effective July 1, 2000, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN ...continued

Employer Contributions...continued

Division	Agreement

Airtherm, LLC	Effective January 21, 2003, all active employees receive $.25/hr. New hires after January 21, 2003, will not be eligible.

Effective May 1, 2001, the Company matches 25% of the elective deferral, for the first 6% of Plan compensation contributed by the participant.

Employees hired prior to May 1, 1987 receive $.25/hr for each hour worked per week.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and allocations of Plan earnings less any administrative expenses. Plan earnings are allocated based on account balances by fund. Expenses for distributions are paid by the Plan by reducing the account of the participant initiating the transaction.

Vesting

Participants are immediately vested in their own contributions and in Company contributions other than matching contributions, (i.e., those contributions based on hours worked) plus actual earnings thereon. Vesting in the Company matching contributions is based on the following schedule:

Years of Service	Vested Percentage

Less than 3	0%
3	20%
4	40%
5	60%
6	80%
7 or more	100%

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN ...continued

Forfeitures

Forfeitures are held in an interest bearing holding account by the custodian. The Company may utilize these amounts to pay expenses related to administration of the Plan, or these amounts may be used to reduce Company matching contributions. The Plan did not utilize any forfeitures during 2004 or 2005. Forfeitures of $48,299 and $42,364 were available as of December 31, 2005 and 2004, respectively.

Participant Loans

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at 1% above prime market rates (5.0% - 10.5% at December 31, 2005) and are repayable over a period not to exceed five years. No more than one outstanding loan may be taken by a participant at any time.

Investments

Upon enrollment in the Plan, participants may direct contributions to any combination of fund options selected by the Company’s Retirement Committee and maintained by JP Morgan Chase Bank. The Plan invested in funds maintained by Massachusetts Mutual Life Insurance Company (“MassMutual”) during part of 2004. All funds are invested in separate participant accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through JP Morgan’s internet or telephone portals.

Withdrawals

Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, death, disability or determination of financial hardship.

Payment of Benefits

Upon death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) with $5,000 or more in vested benefits may elect to (i) receive a lump-sum distribution equal to the participant’s vested account balance, (ii) receive a deferred annuity or (iii) to have assets remain in the Plan. A participant with less than $5,000 in vested benefits receives a lump-sum cash payment. Additional options are available under the Plan upon retirement.

The normal retirement date for a participant is the first day of the month following the participant’s 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions may continue until the participant retires.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust fund is valued at estimated fair value as presented by the unit value, which is based on the underlying investments of the fund. Pooled separate accounts are valued at estimated fair value based on the net unit values of units held by the Plan at year end. The investment contract is valued at contract value (see Note 5), which approximates fair value. The Mestek, Inc. common stock and the Omega Flex, Inc. common stock are valued at fair value based on quoted market prices. Participant loans are valued at estimated fair value on the basis of their expected future loan payments.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative fees paid by the Plan consist primarily of fees charged for loan transactions. The Company has elected to pay substantially all other administration costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

3.	INCOME TAX STATUS

The Plan has received a favorable determination letter dated February 13, 2004 from the Internal Revenue Service. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

MESTEK, INC. RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

For the period from January 1, 2004 through January 13, 2004, the Plan had a Group Annuity investment contract with MassMutual. MassMutual maintained the contributions in pooled separate accounts, and in a guaranteed investment contract. The guaranteed investment contract was fully benefit responsive. The guaranteed investment contract was credited with a guaranteed interest rate of 5.00% (which approximate the average yield) during 2004. The contract was liquidated on January 14, 2004 and the proceeds were invested in the American Century Stable Asset Fund. Interest rates on the contract were reset semi-annually. The contract was charged for Plan withdrawals and administrative expenses by MassMutual. There were no reserves against contract value for credit risk of the contract issue or otherwise.

6.	CHANGE IN PLAN SERVICE PROVIDER

The Plan effected a change in Custodian, Investment Advisor and Recordkeeper, effective January 1, 2004 from MassMutual to JP Morgan Chase & Co. Retirement Plan Services. All funds were transferred on January 13 and 14, 2004, to a combination of fund options maintained by JP Morgan Chase & Co. Retirement Plan Services. A blackout period existed from December 9, 2003 until February 9, 2004, to facilitate the transfer of funds.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests directly in Mestek, Inc. common stock and Omega Flex, Inc. common stock. During 2005, all shareholders of Mestek, Inc. received one share of Omega Flex, Inc. stock in a so-called “spin-off” transaction. During the years ended December 31, 2005 and 2004, the Plan purchased shares of Company stock in the amount of $10,646 and $12,541, respectively, and sold shares of Company stock in the amount of $7,405 and $43,078, respectively. These transactions qualify as party-in-interest transactions. The total value of the Plan’s interest in the Mestek, Inc. common stock was $34,903 and $35,785 at December 31, 2005 and 2004, respectively.

Participant loans also qualify as party-in-interest transactions. Certain registered investment companies and common/collective trust funds are managed by affiliates of JP Morgan Chase Bank, custodian of the Plan, and also qualify as party-in-interest transactions. Pooled separate accounts and the guaranteed investment contract were managed by affiliates of MassMutual, custodian of the Plan prior to January 14, 2004, and also qualify as party-in-interest transactions.

8.	SUBSEQUENT EVENT

On August 29, 2006, the shareholders of Mestek, Inc. approved amendments to the Company's Articles of Incorportion resulting in a 1-for-2,000 reverse split of the Company's issued and outstanding shares of common stock, which will have the effect of cashing out those shareholders holding fewer than 2,000 shares at a price of $15.24 per share, followed by a 2,000-for-1 forward stock split to restore share balances for those who held 2,000 or more pre-split shares.

The purpose of the reverse split and cash payment in lieu of fractional share is to reduce the number of the Company's shareholders of record to below 300. This, in turn, will permit the Company to deregister its securities under the Securities Exchange Act of 1934, and terminate its obligations to file annual, quarterly and other current reports with the Securities and Exchange Commission. The Company intends to file for termination of such registration on Form 15 as soon as practicable.

SUPPLEMENTAL SCHEDULE

MESTEK, INC. RETIREMENT SAVINGS PLAN

Employer Identification Number 25-0661650

Plan Number 002

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Issue, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Century Stable Asset Fund	Common/collective trust fund	n/a	n/a	n/a	n/a	n/a	$9,363,211

	American Century Investments Small Cap Value Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	1,265,991
	American Century Investments Equity Index Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	1,745,986
	American Century Investments Large Company Value Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	1,262,694
	Columbia Acorn Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	1,422,390
	PIMCO Total Return Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	673,115
	Templeton Foreign Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	632,334
	The Growth Fund of America, Inc.	Registered investment company	n/a	n/a	n/a	n/a	n/a	363,175
	Barclays Global Investors Lifepath Retirement Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	57,327
	Barclays Global Investors Lifepath 2010 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	31,615
	Barclays Global Investors Lifepath 2020 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	498,750
	Barclays Global Investors Lifepath 2030 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	44,634
	Barclays Global Investors Lifepath 2040 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	91,895
								8,089,906

*	Mestek, Inc. common stock	Common stock	n/a	n/a	n/a	n/a	n/a	34,903

*	Omega Flex, Inc. common stock	Common stock	n/a	n/a	n/a	n/a	n/a	24,884

*	Participant loans	Loans to participants	varies	5.0% - 10.5%	n/a	n/a	---	819,919

								$18,332,823

* Represents a party-in-interest to the Plan.